UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2013 (second report)

ALCOBRA LTD.

(Translation of registrant's name into English)

35 Ehad Ha-Am Street

Tel-Aviv, Israel 65202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________.

Attached hereto and incorporated by reference herein is the registrant's press release issued on July 30, 2013.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant)

By:	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely Chief Executive Officer and President

Date: July 31, 2013

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News Release

U.S. Investor Contacts:	Israel Investor Contact:
KCSA Strategic Communications	Investor Relations Ltd.
Jeffrey Goldberger / Garth Russell	Moran Meir-Beres
+1 212.896.1249 / +1 212.896.1250	+011972-3-5167620
jgoldberger@kcsa.com / grussell@kcsa.com	moran@km-ir.co.il

ALCOBRA LTD. APPOINTS DR. JONATHAN RUBIN AS

CHIEF MEDICAL OFFICER

Tel Aviv, Israel (July 30, 2013) – Alcobra Ltd. (NASDAQ CM: ADHD), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug, MG01CI, to treat Attention Deficit Hyperactivity Disorder (ADHD), announced today the appointment of Jonathan Rubin, MD, MBA, as the Company’s Chief Medical Officer, effective August 26, 2013.

Dr. Rubin, 51, joins Alcobra Ltd. after working at Shire Pharmaceuticals for more than six years (February 2007 to July 2013), serving as a Medical Director in Global Medical Affairs supporting multiple products within the ADHD portfolio.

Commenting on the appointment of Dr. Rubin, Dr. Yaron Daniely, President and Chief Executive Officer of Alcobra Ltd., stated, “We are excited that someone of Jonathan’s caliber will join our team. He will be a valuable asset to Alcobra with his experience in the development of ADHD medicines. We are confident his extensive knowledge will be an enormous asset to the continued and rapid progress of MG01CI.”

"I am excited to join and eager to hit the ground running for Alcobra. As my background suggests, I spent a significant part of my career working in the ADHD therapeutic area and look forward to applying my skills in overseeing the clinical advancement of Alcobra’s novel non-stimulant ADHD product, MG01CI,” stated Dr. Rubin.

As a Medical Director in Global Medical Affairs at Shire Pharmaceuticals, Dr. Rubin developed and implemented Global Medical Affairs strategic plans, planned and supervised medical launch activities in the United States, and assisted with the design, execution and interpretation of Phase II, III and Phase IV studies. Dr. Rubin also served as the Director of Scientific Licensing Assessment at Shire Pharmaceuticals from March to December 2011 where he identified and evaluated new opportunities for business development. Dr. Rubin began his pharmaceutical industry career as a medical consultant for Noven Pharmaceuticals in 2002. Dr. Rubin cared for children and adolescents with ADHD for 15 years at his General and Developmental-Behavioral Pediatric practice in Margate and Coconut Creek, Florida. He graduated with a BS from Yale University, an MD from the University of Connecticut, completed a Pediatric Residency at Albert Einstein/Montefiore, completed an Ambulatory Pediatric fellowship at Boston Children’s Hospital and received an MBA from Columbia Business School.

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About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug, MG01CI, to treat ADHD. MG01CI has completed Phase II studies to treat ADHD. The company was founded in 2008 and is headquartered in Tel Aviv, Israel.

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